September 29, 2022

Mr. Raymond Be

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	EA Series Trust (the “Trust”)

Post-Effective Amendment No. 135 to the Registration Statement on Form N-1A (the “Amendment”)

File Nos.: 333-195493 and 811-22961

Dear Be:

This correspondence responds to comments received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) on August 15, 2022 and September 16, 2022, with respect to the Amendment relating to the Alpha Architect 1-3 Month Synthetic T-Bill ETF (the “Fund”), a proposed new series of the Trust. For your convenience, your comments have been summarized with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

1.	Comment: In light of the Fund’s strategy to not invest in T-Bills, please explain why T-Bills in the name is not materially deceptive or misleading under Rule 35d-1 under the Investment Company Act of 1940.

Response: The Registrant has changed the Fund’s name to the Alpha Architect 1-3 Month Box ETF to prevent any potential investor confusion.

2.	Comment: Please finalize the fee and expense table in the prospectus and provide that information to the Staff with your response.

Response: The Registrant has updated the fee table and expense examples.

3.	Comment: Please explain how Other Expenses in the fee table were estimated and please state why the estimate is reasonable.

Response: The Management Fee includes payment for routine Fund expenses, such as custody, administration, fund accounting and transfer agency. The Fund does not expect any extraordinary operating expenses or other circumstances that would materially increase the Fund’s expense ratio during the Fund’s first fiscal year.

4.	Comment: In footnote 2 to the fee table, please state that the Adviser cannot terminate the fee waiver prior to the termination date. To the extent that the Fee Waiver Agreement provides for recoupment, please provide disclosure to this effect.

Response: The Registrant has updated the disclosure as requested.

KAREN A. ASPINALL ● PARTNER

11300 Tomahawk Creek Pkwy, Suite 310 ● Leawood, KS 66211 ● p: 949.629.3928

Practus, LLP ● Karen.Aspinall@Practus.com ● Practus.com

5.	Comment: In the Principal Investment Strategy section, in the 2nd paragraph, with respect to the definitions of Synthetic Long and Synthetic Short, please explain in clear and concise language what it means to buy or sell a put or call.

Response: A new second paragraph has been added to the Principal Investment Strategy Section that provides the following:

In general, an option contract is an agreement between a buyer and seller that gives the purchaser of the option the right to buy or sell a particular asset at a specified future date at an agreed upon price, commonly known as the “strike price.” In the case of a “call option”, the purchaser has the right to buy the particular asset and the seller of a “call option” has the obligation to deliver the particular asset at the strike price. In the case of a “put option”, the purchaser has the right to sell the particular asset and the seller of a “put option” has the obligation to deliver the particular asset at the strike price.

6.	Comment: Please disclose any costs associated with rolling option contracts.

Response: The following disclosure has been added prior to the last paragraph in the Principal Investment Strategy section as follows:

In order to achieve its objective, the Fund will purchase a new Box Spread at the time (or shortly thereafter) any existing Box Spread expires. The Fund may also “roll” any Box Spread at any time. When rolling a Box Spread, the Fund enters into a trade where it simultaneously closes on each component of an existing Box Spread while opening a new Box Spread position. In rolling a Box Spread, the Fund will incur additional transaction costs than if it waited until such Box Spread expired.

7.	Comment: In the second paragraph of the Principal Investment Strategy section, please discuss how the Sub-Adviser determines the differences of the strike prices of the option contracts. Also, how does the Sub-Adviser determine pricing is reasonable to implement the strategy? Is there pricing that the Sub-Adviser wouldn't accept and what would the Sub-Adviser do then?

Response: The following disclosure has been added as the third and fourth sentence of the prior second paragraph in the Principal Investment Strategy section:

When purchasing a Box Spread, the Synthetic Long will have a strike price that is less than the strike price for the Synthetic Short. The difference between the strike prices of the Synthetic Long and the Synthetic Short will determine the expiration value (or value at maturity) of the Box Spread.

In addition, the Sub-Adviser would not invest in Box Spreads to the extent that there is a negative interest rate environment or in other circumstances that cause the Sub-Adviser to be unable to invest in Box Spreads at a price that would result in a profit to the Fund. In these circumstances, the Sub-Adviser would invest the Fund’s assets in cash or cash equivalents or would otherwise purchase the highest after-tax yielding investments that are available and that otherwise meet the Fund’s investment objectives and strategy.

8.	Comment: Please provide an explanation of the diagram. How do the price ranges work?

Response: The following disclosure has been added as the last sentence of the second paragraph, preceding the diagram in the Principal Investment Strategy section:

As displayed in the diagram below, the Box Spread return stays constant no matter how low or how high the underlying option’s security or equity index price moves. Once the Box Spread is initiated, its return from the initiation date of such Box Spread through its expiration date will not change.

9.	Comment: In the paragraph below the chart, please explain how a Box Spread is similar to a zero coupon bond.

Response: In the first paragraph following the diagram, the below disclosure has been added as the second sentence and the third sentence has been revised as follows:

A zero-coupon bond does not pay periodic coupons, but the bond trades at a discount to its face value. The maturity value of a zero-coupon bond is comparable to the difference in the strike prices of the Box Spread. The maturity date of a zero-coupon bond is comparable to the expiration date of the options comprising the Box Spread.

10.	Comment: Consider using examples of how the strategy works in practice. Please clarify the scenarios in which the strategy will work and when it won’t work. Also, please discuss the expected availability of such scenarios. What data suggests the strategy would be available over time in sufficient scale for the Fund?

Response: The Sub-Adviser notes that it observes multiple billions of dollars of notional transactions in Box Spreads each month. Box Spreads, as used by the Fund, arbitrage the spreads that are charged by broker-dealers and banks by directly linking borrowers and lenders and eliminating the bank or broker-dealer intermediary. Moreover, the Sub-Adviser has observed that Box Spread transactions have been a component of the options marketplace since at least 1999. The Sub-Adviser does not have any reason to believe that these transactions will not continue to be available in the future based on its experience in the options marketplace and having traded in these instruments for over 20 years.

The following paragraph has been added as a new paragraph prior to the discussion of Arin Risk Advisors, LLC (former paragraph four) in the Principal Investment Strategy section:

As an example, a typical Box Spread could include the simultaneous purchase of a call option and sale of a put option (i.e. Synthetic Long) with a strike of $1,000 on the S&P 500 Index (“SPX”) together with the sale of a call option and purchase of a put option (i.e. Synthetic Short) with a strike of $2,000 on the SPX where all four of these options share the same expiration date. The expiration or maturity value would be the difference in the strikes or $1,000 in this case. The expected profit earned would equal the difference between the price paid for this Box Spread and its expiration value of $1,000 minus any transaction costs associated with the options trades. The effective yield on each Box Spread is determined by annualizing the profit over the price paid. The Fund will only purchase Box Spreads where the purchase price (after considering all costs to the Fund for entering such trade) is less than the expiration value.

In addition, the following disclosure has been added to the end of the paragraph discussing Arin Risk Advisors:

Based upon historical examples of Box Spreads actually traded in the marketplace, the Sub-Adviser expects that there will be market participants willing to sell Box Spreads to the Fund in sufficient quantities to satisfy the objective of the Fund.

11.	Comment: How will the interest rate environment affect the effectiveness of the strategy?

Response: The following disclosure has been added to the end of the fifth paragraph in the Principal Investment Strategy section:

The Fund expects that the return it expects to earn from Box Spreads will fluctuate but remain consistent with the market rate for similar short-term interest rate sensitive securities.

12.	Comment: In the third paragraph on page 3, the disclosure notes that it is beneficial to use European-style options but it is not mandatory. Please explain what the Fund intends to do. In addition, please address the risk that Box Spreads using American style options can get broken up before making any anticipated profit and disclose such risks.

Response: The Sub-Adviser intends to principally use European style index options however the Sub-Adviser seeks to retain the flexibility to purchase box spreads on select equities and ETFs. In either case, the Fund’s options will be fully paid and there will not be any use of borrowing to fund these transactions. The Sub-Adviser understands that there have been certain issues encountered in the marketplace when utilizing American style options in box spreads. One such example was on the Robinhood platform whereby the seller used leverage when selling American style options in a box spread. The Robinhood seller’s risk was created because the seller’s option was assigned prior to expiration, which is only possible with American style options. Upon early assignment, the leveraged Robinhood account did not have enough cash collateral to satisfy the obligation. The Sub-Adviser does not believe the Fund is susceptible to this risk because the Fund's options will be fully paid and the Fund will maintain collateral for all its obligations. Moreover, the Fund will not use leverage to finance any of its transactions.

The disclosure has been amended to note that the Fund may use European-style options as follows:

When purchasing or selling a Box Spread, the Fund will primarily use European-style options, however it may also utilize American-style options. European style options may not be terminated or assigned in advance of the option’s expiration date. American style options can be terminated or assigned in advance of the expiration date, which may cause some American style box spread to not be as profitable as a comparable European style box spread.

13.	Comment: In the same section, please explain what is meant by “the effective loan created by the Box Spread.”

Response: The second sentence of the third paragraph on page 3 has been amended as follows:

This ensures that the synthetic bond created using the Box Spread is not cancelled prior to its maturity.

14.	Comment: Costs may significantly impact the Fund’s return including costs associated with frequent trading. Please discuss in more detail the risks associated with such costs and the impact on finding suitable investments. What is the expected availability of these arbitrage opportunities?

Response: Please refer to the response to Comment 10.

15.	Comment: In the last paragraph of the Principal Investment Strategies section, please supplementally advise on the Fund’s level of certainty regarding the tax treatment.

Response: The Registrant has revised the language as follows:

Options on certain exchange-traded indexes, such as the SPX, are currently taxed under section 1256 of the Tax Code. Pursuant to section 1256 of the Tax Code, profit and loss on transactions in certain exchange-traded options, including SPX, are subject to taxation at a rate equal to 60% long-term and 40% short-term capital gain or loss regardless of the Fund’s holding period. Based on the advice of its accountants, the Fund expects that to the extent it utilizes Box Spreads on the SPX, distributions, if any, will be characterized as capital gains to the Fund’s shareholders with these preferential terms. This is beneficial to the Fund’s shareholders because long-term capital gain is currently subject to a maximum federal tax rate of 20%, which is generally lower than the federal tax rate applicable to ordinary income or short-term capital gain.

16.	Comment: Given the predominant use of cash creations and redemptions, please discuss the impact of such use on tax treatment.

Response: Since the strategy primarily focuses on the use of SPX index options which are taxed as 1256 property, these instruments are required to be marked to market under current tax rules. The use of cash creations and redemptions will not impact the tax treatment of these options as tax counsel has indicated that there would be a taxable recognition event in the case of any exchange of SPX options for shares of the ETF. To the extent that the Fund is able to exchange equity options (instead of SPX options) then it may be able to obtain tax efficiencies and the Fund does allow for such in-kind exchanges.

17.	Comment: With respect to Box Spread Risk, please explain how prevailing market interest rates might affect this risk.

Response: Please see the response to Comment 11.

18.	Comment: Please move “Low Short-Term Interest Rates Risk” more prominently in the Principal Risks section.

Response: The Registrant has reordered the Principal Risks section accordingly.

19.	Comment: In the Fund’s Item 9 disclosures, consider providing numerical hypothetical illustrations on how the strategy will work.

Response: The Registrant has added the example provided in response to Comment 10 to the Item 9 disclosure.

If you have any questions regarding the above responses, please do not hesitate to contact me at (949) 629-3928 or Karen.Aspinall@practus.com.

Sincerely,

/s/ Karen Aspinall

Karen Aspinall

Trust Counsel

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